1934 Act Registration No. 1-14700

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2005

Taiwan Semiconductor Manufacturing Company Ltd.

(Translation of Registrant’s Name Into English)

No. 8, Li-Hsin Rd. 6,
Science-Based Industrial Park,
Hsin-Chu, Taiwan
(Address of Principal Executive Offices)

     (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  ☑                    Form 40-F  ☐

     (Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes  ☐                    No  ☑

(If “Yes” is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82:                     .)

FOR IMMEDIATE RELEASE

1Q05	Quarterly Management Report April 26, 2005

CONTACT IN TAIWAN
Elizabeth Sun / Julie Chan
Eric Chiang / Harrison Hsueh
Investor Relations Division
TSMC
invest@tsmc.com
886-3-568-2085/ 2080/ 2087/ 2088

Topics in This Report

•	Revenue Analysis

•	Utilization & Capacity

•	Profit & Expense Analysis

•	Financial Condition Review

•	Cash Flow & CapEx

•	Recap of Recent Important Events & Announcements

Operating Results Review:

Summary:

(Amount in NT$ billion except noted otherwise)	1Q05	4Q04	1Q04	QoQ	YoY
EPS (NT$ per com. shr.)	0.72	0.96	0.80	-25.3%	-10.0%
(US$ per ADR unit)	0.11	0.15	0.14

Net Sales	55.65	63.87	57.51	-12.9%	-3.2%
Gross Profit	21.65	27.15	22.73	-20.3%	-4.8%
Operating Expense	(5.57)	(6.12)	(5.19)	-9.0%	7.4%
Non-Operating Items	0.19	1.07	0.90	-82.3%	-78.9%
Net Income	16.82	22.18	18.79	-24.2%	-10.5%

Wafers Shipped (kpcs 8 inch-equiv.)	1,113	1,220	1,172	-8.8%	-5.1%
Capacity Utilization	78%	88%	105%

Net Profit Margin	30.2%	34.7%	32.7%

Remarks:

The first quarter EPS of NT$0.72 represents a 25.3% decrease compared with 4Q04. The unconsolidated operating results of 1Q05 are summarized below:

Net sales declined 12.9% to NT$55.7 billion compared with NT$63.9 billion in the fourth quarter of 2004. The decrease mainly reflected an 8.8% decrease in wafer shipments and a 4.4% depreciation of the US dollar against local currency, while the wafer average selling price (ASP) remained at the same level as in the fourth quarter last year.

Gross profit decreased to NT$21.6 billion, representing a 20.3% decline from the previous quarter. Gross margin declined to 38.9% from 42.5% in 4Q04 due mainly to lower levels of wafer output and an unfavorable exchange rate movement.

Operating expenses decreased to NT$5.6 billion, representing 10% of revenue. The decrease was the result of lower expenses of R&D and SG&A.

The combined result from non-operating income and long-term investment was a gain of NT$188 million, which was NT$878 million lower than the NT$1,066 million registered in the previous quarter.

Income before tax declined 26.4% sequentially to NT$16.3 billion. The Company’s provision for tax expenses of NT$2.1 billion was more than offset by an investment tax credit of NT$2.6 billion. TSMC’s 1Q05 net income was NT$16.8 billion with a net margin of 30.2%.

TSMC April 26, 2005	Page 2

I. Revenue Analysis

I – 1. Wafer Sales Analysis

By Application	1Q05	4Q04	1Q04
Computer	34%	35%	32%
Communication	41%	41%	45%
Consumer	17%	16%	17%
Industrial/Others	6%	6%	4%
Memory	2%	2%	2%

By Technology	1Q05	4Q04	1Q04
0.13um-	45%	36%	20%
0.15/0.18um	31%	34%	44%
0.25um	12%	14%	18%
0.35um	6%	9%	11%
0.50um+	6%	7%	7%

By Customer Type	1Q05	4Q04	1Q04
Fabless	68%	66%	69%
IDM	31%	33%	30%
System	1%	1%	1%

By Geography	1Q05	4Q04	1Q04
North America	79%	75%	74%
Asia Pacific	8%	10%	13%
Europe	6%	7%	7%
Japan	7%	8%	6%

Revenue Analysis:

Net sales decreased 12.9% to NT$55.7 billion compared with NT$63.9 billion in the fourth quarter 2004. The decrease in first quarter revenue mainly resulted from an 8.8% decrease in wafer shipments and a 4.4% depreciation of the US dollar against local currency. Wafer average selling price (ASP) remained at the same level as in 4Q04.

Revenues declined across computer, communication, and consumer applications in this quarter due mainly to continuing inventory digestion in the industry and low seasonality. Revenue mix by application remained similar to last quarter.

Demand from advanced technologies – defined as 0.13-micron and below – strengthened further amid a relatively weak business environment in 1Q05. Revenue contribution from advanced process technologies increased to 45% of total wafer sales from 36% previously. Sales from 90nm accounted for 4% of total wafer sales.

IDM accounted for 31% of wafer sales during the quarter, compared to 33% in the previous quarter. Geographically, North America accounted for 79% of wafer sales, compared to 75% previously.

ASP Trend:

ASP remained at the same level as in 4Q04. This is the result of product mix improvement, offset by price erosion.

TSMC April 26, 2005	Page 3

II. Utilization & Capacity

Utilization Rate:

Overall capacity utilization decreased to 78% in this quarter from 88% in 4Q04 due mainly to the soft demand that resulted from customers’ inventory digestion and low seasonality.

II – 2. Capacity

	1Q05	1Q05	2Q05
Fab / (Wafer size)	(Est.)	(Act.)	(Est.)
Fab-2 (6")[1]	238	238	249
Fab-3 (8")	234	234	245
Fab-5 (8")	119	119	125
Fab-6 (8")	203	203	214
Fab-7 (8")	36	36	39
Fab-8 (8")	215	222	217
Fab-12 (12")[2]	85	85	103
Fab-14 (12")[2]	18	18	36
TSMC – owned capacity 8"-equivalent Kpcs	1,172	1,180	1,292
WaferTech (8")	95	95	96
SSMC (8")	41	41	42
TSMC (Shanghai) (8")	9	9	22
Total TSMC – managed 8"-equivalent Kpcs	1,317	1,324	1,451

Note: 1. Figures represent number of 6" wafers. Conversion to 8"-equivalent wafers is by dividing this number by 1.78

2.	Figures represent number of 12" wafers. Conversion to 8"-equivalent wafers is by multiplying this number by 2.25

Capacity:

Total TSMC managed capacity in 1Q05 was 1,324K 8-inch equivalent wafers, slightly higher than the 1,317K wafers forecasted in our 4Q04 quarterly management report. The difference was a result of the rescheduling of annual maintenance for Fab 8 to 2Q05 from 1Q05.

TSMC managed capacity in 2Q05 is estimated to increase to 1,451K wafers, representing a 9.6% sequential growth. The newly added capacity in 2Q05 will be mainly for the continuing ramp up of Fab 12 and 14, totaling 36K 12-inch wafers.

Overall installed capacity for year 2005 is expected to reach 5.97 million 8-inch equivalent wafers, a 25% year-on-year growth.

TSMC April 26, 2005	Page 4

III. Profit & Expense Analysis

III – 1. Gross Profit Analysis

(Amount: NT$ billion)	1Q05	4Q04	1Q04
COGS	34.0	36.7	34.8
Depreciation	15.2	14.9	13.4
Other MFG Cost	18.8	21.8	21.4

Gross Profit	21.6	27.2	22.7

Gross Margin
- TSMC	38.9%	42.5%	39.5%
- TSMC w/o affiliates	42.1%	47.8%	44.3%

Gross Profit Analysis:

Gross profit decreased 20.3% from the previous quarter to NT$21.6 billion. Gross margin declined to 38.9% from 42.5% in 4Q04 mainly due to lower levels of wafer output and an unfavorable exchange rate.

During the quarter, the gross margin from TSMC’s own fab manufacturing activities declined to 42.1% from 47.8% in 4Q04.

III – 2. Operating Expense Analysis

(Amount: NT$ billion)	1Q05	4Q04	1Q04
Total Operating Exp.	5.57	6.12	5.19
SG&A	2.22	2.56	2.33
Research & Development	3.35	3.57	2.86

Operating Expenses:

Operating expenses decreased to NT$5.6 billion in this quarter. As Fab 14 continuingly increased commercial production volume, fewer engineering wafers were required and, as a result, R&D expenditures were sequentially lower. As Fab 12 (Phase II) commenced commercial production, it stopped incurring opening expenses, which led to lower SG&A expenditures. During this quarter, operating expenses represented 10% of net sales, compared to last quarter’s 9.6%.

III – 3. Non-Operating Items

(Amount: NT$ million)	1Q05	4Q04	1Q04
Non-Operating Income/(Exp.)	386	457	92
Net Interest Income/(Exp.)	197	227	(74)
Other Non-Operating	190	230	166

L-T Investments	(198)	609	803
WaferTech*	195	891	817
SSMC	104	31	145
Vanguard	293	423	323
TSMC (Shanghai)	(280)	(359)	0
Miscellaneous	(510)	(377)	(483)

Total Non-Operating Items	188	1,066	895

*	Operation results only; does not include amortization of impaired assets.

Non-Operating Items:

Combined result from non-operating income and long-term investment decreased to a gain of NT$188 million from NT$1,066 million in the previous quarter.

During the quarter, non-operating income decreased to NT$386 million from last quarter’s NT$457 million. This decrease was due mainly to higher revaluation losses of short-term investments in marketable securities and foreign exchange losses from hedging activities, offset partially by the receipt of payment from the settlement of the lawsuit against SMIC.

Long-term investment incurred a loss of NT$198 million in this quarter, compared to a gain of NT$609 million in 4Q04. The differences were mainly attributable to lower levels of profit at WaferTech and VIS, offset partially by the improvement in SSMC and TSMC (Shanghai).

TSMC April 26, 2005	Page 5

IV. Financial Condition Review

IV – 1. Liquidity Analysis

(Amount: NT$ million)	1Q05	4Q04	1Q04
Cash & S-T Investments	111.9	118.5	126.3
Accounts Receivable – Trade	22.4	27.2	27.0
Inventory	13.4	14.2	11.0
Total Current Assets	159.7	173.7	175.7
Accounts Payable	19.1	40.8	25.3
Accrued Liabilities and Others	18.8	19.8	12.8
Total Current Liabilities	37.9	60.6	38.1
Current Ratio (x)	4.2	2.9	4.6
Net Working Capital	121.9	113.0	137.6

Liquidity Analysis:

Total current assets were NT$13.9 billion lower on a sequential basis. The decrease was mainly attributable to lower cash & short-term investments and accounts receivable.

Total current liabilities were NT$22.7 billion lower sequentially, due mainly to the payment of accounts payable related to production equipment purchased previously.

As a result, net working capital increased to NT$121.9 billion and current ratio increased to 4.2x.

Receivable/Inventory Days Trend:

Days of receivables improved to 42 days compared to 45 days in 4Q04, reflecting accelerated collection of accounts receivable during 1Q05.

Days of Inventory increased to 42 days as compared to 41 days in the previous quarter. The increase was due mainly to higher portion of 12-inch wafer production that took place during 1Q05, which carries higher values for WIP.

IV – 3. Debt Service

(Amount: NT$ billion)	1Q05	4Q04	1Q04
Cash & S-T Investments	111.9	118.5	126.3
Interest-Bearing Debt	30.0	30.0	35.0
Net Cash Reserves	81.9	88.5	91.3

Debt Service:

Net cash reserves, defined as the excess of cash and short-term investments over interest-bearing debt, decreased by NT$6.6 billion to NT$81.9 billion in 1Q05. The decrease reflected lower levels of cash & short-term investments in this quarter.

Interest-bearing debt remained at the same level of NT$30 billion as in the previous quarter.

TSMC April 26, 2005	Page 6

V. Cash Flow & CapEx

V – 1. Cash Flow Analysis

(Amount: NT$ billion)	1Q05	4Q04	1Q04
Net Income	16.8	22.2	18.8
Depreciation & Amortization	16.7	16.6	15.1
Other Op Sources/(Uses)	2.5	(2.1)	(1.2)
Total Op Sources/(Uses)	36.0	36.7	32.7

Capital Expenditure	(38.2)	(20.5)	(16.4)
Short Term Investment	1.3	(6.9)	(7.3)
Long Term Investment	(4.3)	(17.0)	(0.2)
Other Investing Sources/(Uses)	(0.2)	(0.0)	0.0
Net Investing Sources/(Uses)	(41.3)	(44.4)	(23.9)

Treasury Stock	0.0	0.0	(0.5)
Payment on long-term bonds payable	0.0	(5.0)	0.0
Other Financing Sources/(Uses)	(0.0)	(0.1)	(0.1)
Net Financing Sources/(Uses)	(0.0)	(5.1)	(0.6)

Net Cash Position Changes	(5.3)	(12.8)	8.2

Cash Balance	60.2	65.5	106.5

Summary of Cash Flow:

During this quarter, TSMC generated NT$36.0 billion operating cash inflow, mainly from net income of NT$16.8 billion and depreciation & amortization of NT$16.7 billion.

Net cash used in investing activities totaled NT$41.3 billion, including (i) capital spending of NT$38.2 billion, (ii) long-term investment of NT$4.3 billion, comprising primarily a NT$3.0 billion (US$95 million) capital injection to TSMC (Shanghai), and a NT$1.4 billion net increase in government bonds.

There was no material financing activity during this quarter.

As a result, TSMC ended the quarter with a cash balance of NT$60.2 billion, NT$5.3 billion lower than in 4Q04.

Operating Cash Flow Trend:

Operating cash flow of NT$36.0 billion was slightly lower than the previous quarter, due mainly to NT$5.4 billion lower net income in 1Q05, ameliorated primarily by a decline in accounts receivable.

V – 3. Capital Expenditure

TSMC	US$	1,210 m

TSMC (Shanghai)	US$	97 m

WaferTech	US$	1 m

TSMC Group	US$	1,308 m

Capital Spending:

Capital expenditures for TSMC alone during the quarter totaled US$1.2 billion. Most of the spending was for 12-inch production equipment.

Capital spending was US$97 million for TSMC (Shanghai), and US$1 million for WaferTech.

For year 2005, total capital expenditure for TSMC as a group is expected to be in the range of US$2.5 billion to US$2.7 billion, unchanged from our previous guidance given in January 2005.

TSMC April 26, 2005	Page 7

VI. Recap of Recent Important Events & Announcements

•	TSMC Board of Directors Proposes NT$2.0 Cash Dividend and 5% Stock Dividend for 2004 Profit Distribution ( 2005/02/22 )

•	TSMC Appoints Mr. Jason Chen as Vice President of Corporate Development ( 2005/02/12 )

•	TSMC Unveils 90 Nanometer Libraries to Support NexsysSM 90nm Production ( 2005/02/01 ) TSMC Reaches Settlement with SMIC ( 2005/01/30 )

•	TSMC Reaches Settlement with SMIC (2005/01/30)

•	TSMC Helps Altera Deliver World’s Highest-Density, Highest-Performance FPGA Produced with 90nm Process Technology ( 2005/01/21 )

*	Please visit TSMC’s Web site (http://www.tsmc.com) for details about these and other announcements.

*	Starting from 1Q05, TSMC will post quarterly consolidated financial statements, in addition to the unconsolidated financial statements, on our web site.

TAIWAN SEMICONDUCTOR MANUFACTURING CO., LTD.
UNCONSOLIDATED STATEMENT OF CASH FLOWS
For the Three Months Ended March 31, 2005 and 2004
(Figures in Million of New Taiwan Dollars (NTD) and U.S. Dollars (USD))(1)

	Q1 2005		Q4 2004	Q1 2004
	USD	NTD	NTD	NTD
Cash Flows from Operating Activities:
Net Income	533	16,818	22,184	18,789
Depreciation & Amortization	529	16,669	16,615	15,089
Deferred Income Tax	(18)	(553)	(226)	(354)
Investment Loss (Gain) Recognized by Equity Method	6	198	(608)	(803)
Changes in Working Capital & Others	90	2,824	(1,231)	(19)

Net Cash Provided from Operating Activities	1,140	35,956	36,734	32,702

Cash Flows from Investing Activities:
Increase in Short-Term Investments	43	1,341	(6,851)	(7,270)
Increase in Long-Term Investments	(136)	(4,277)	(17,009)	(168)
Acquisition of Fixed Assets	(1,210)	(38,161)	(20,521)	(16,351)
Proceeds from Disposal of Properties	4	121	1,404	68
Increase in Deferred Assets	(9)	(286)	(1,351)	(327)
Decrease (Increase) in Deposit-Out	—	—	(56)	151

Net Cash Used in Investing Activities	(1,308)	(41,262)	(44,384)	(23,897)

Cash Flows from Financing Activities:
Increase in Treasury Stocks	—	—	—	(477)
Repayment of corporate bonds	—	—	(5,000)	—
Decrease in Guarantee Deposits & Others	(1)	(42)	(112)	(108)
Issuance of stocks option		35	4	—

Net Cash Used in Financing Activities	(1)	(7)	(5,108)	(585)

Net Increase (Decrease) in Cash and Cash Equivalents	(169)	(5,313)	(12,758)	8,220

Cash and Cash Equivalents at Beginning of Period	2,078	65,532	78,290	98,288
Cash and Cash Equivalents at End of Period	1,909	60,219	65,532	106,508

Note: (1) New Taiwan dollar amounts have been translated into U.S. dollars at the rate of NTD31.53 per U.S. dollar as of March 31, 2005.

TAIWAN SEMICONDUCTOR MANUFACTURING CO., LTD. Consolidated Balance Sheet As of March 31, 2005 and December 31, 2004 (Figures in Million of New Taiwan Dollars (NTD) and U.S. Dollars (USD))(1)

	March 31, 2005
	USD	NTD	%
ASSETS
Cash	2,269	71,540	14.5
Short Term Investment	1,678	52,893	10.7
Accounts Receivable-Trade	756	23,846	4.8
Inventories	466	14,688	3.0
Other Current Assets	319	10,044	2.0

Total Current Assets	5,487	173,011	35.0

Long Term Investment	1,245	39,253	8.0

Fixed Assets	19,341	609,806	123.5
Less Accumulated Depreciation	(11,033)	(347,885)	(70.5)

Net Fixed Assets	8,307	261,921	53.1

Other Assets	619	19,522	4.0

Total Assets	15,658	493,707	100.0

LIABILITIES
Short-term Bank Loans	12	378	0.1
Accounts Payable	264	8,322	1.7
Payables to Contractors and Equipment Suppliers	390	12,293	2.5
Accrued Expenses and Other Current Liabilities	310	9,789	2.0
Current Portion of Bonds Payable	333	10,505	2.1

Total Current Liabilities	1,309	41,287	8.4

Long-term Bank Loans	60	1,902	0.4
Bonds Payable	618	19,500	4.0
Other Long Term Liabilities	474	14,930	2.9

Total Liabilities	2,462	77,619	15.6

SHAREHOLDERS’ EQUITY
Shareholder’s Equity-Parent Company
Capital Stock	7,375	232,529	47.2
Capital Surplus	1,794	56,574	11.5
Legal Reserve	810	25,528	5.2
Special Reserve	0	—	0.0
Retained Earnings	3,331	105,021	21.3
Treasury Stock	(50)	(1,572)	(0.3)
Cumulated Translation Adjustment	(86)	(2,726)	(0.6)

Total Equity	13,173	415,354	84.3

Total Liabilities & Shareholders’ Equity-Parent Company	15,635	492,973	99.9

Minority Interest	23	734	0.1

Total Liabilities & Shareholders’ Equity	15,658	493,707	100.0

Note: (1) New Taiwan dollar amounts have been translated into U.S. dollars at the rate of NT$31.53 per U.S. dollar as of March 31, 2005

TSMC

2005 First Quarter Results Investor Conference

April 26th, 2005

TSMC IR
Apr 26, 2005

Empowering Innovation

TSMC 2005 First Quarter Results Investor Conference April 26th, 2005

Agenda

- Welcome
- 2005 1Q Financial Results (unconsolidated) — Lora Ho
- Remarks — Morris Chang
- Q&A

TSMC IR
Apr. 26 P. 2
Empowering Innovation

Agenda Welcome 2005 1Q Financial Results Lora Ho (unconsolidated) Remarks Morris Chang Q&A

Safe Harbor Notice TSMC's statements of its current expectations are forward- looking statements subject to significant risks and uncertainties and actual results may differ materially from those contained in the forward-looking statements. Information as to those factors that could cause actual results to vary can be found in TSMC's Annual Report on Form 20-F filed with the United States Securities and Exchange Commission (the "SEC") on May 28, 2004, and such other documents as TSMC may file with, or submit to, the SEC from time to time. Except as required by law, we undertake no obligation to update any forward-looking statement, whether as a result of new information, future events, or otherwise.

1Q'05 Result Highlights

Amount:NT$ billion	1Q'05 Amount	4Q'04 Amount	1Q'04 Amount
Net Sales	55.65	63.87	57.51
Net Income	16.82	22.18	18.79
EPS (NT$)	0.72	0.96	0.80
Cash and S-T Investment	111.86	118.51	126.34
Interest-bearing Debt	30.00	30.00	35.00
Shareholders' Equity	415.35	398.97	346.59
Wafers Shipped (Kpcs)	1,113	1,220	1,172
Utilization (%)	78%	88%	105%
ROE (%) *	16.5%	22.8%	22.2%

* Annualized ROE for the quarter.

TSMC IR
Apr. 26 P. 4
Empowering Innovation

* Annualized ROE for the quarter. 1Q'05 Result Highlights

Income Statement - QoQ Comparison

TSMC w/o Affiliates

NT$ billion	1Q'05		4Q'04	
Net Sales	50.6	100.0%	56.5	100.0%
COGS	(29.3)	-57.9%	(29.5)	-52.2%
Gross Profit	21.3	42.1%	27.0	47.8%

	1Q'05		4Q'04		QOQ
Amount:NT$ billion	Amount	%	Amount	%	%
Net Sales	55.65	100.0%	63.87	100.0%	-13%
COGS	(34.00)	-61.1%	(36.72)	-57.5%	-7%
Gross Profit	21.65	38.9%	27.15	42.5%	-20%
Operating Expense	(5.57)	-10.0%	(6.12)	-9.6%	-9%
Operating Income	16.08	28.9%	21.03	32.9%	-24%
Net Non-operating Income	0.39	0.7%	0.46	0.7%	-15%
Investment Income/(Loss)	(0.20)	-0.4%	0.61	1.0%	-
Income before Tax	16.27	29.2%	22.09	34.6%	-26%
Income Tax Credit	0.55	1.0%	0.09	0.1%	514%
Net Income	16.82	30.2%	22.18	34.7%	-24%
EPS (NT$)	0.72		0.96		-25%

TSMC IR
Apr. 26 P. 5
Empowering Innovation

Income Statement - QoQ Comparison

Income Statement - YoY Comparison

TSMC w/o Affiliates

NT$ billion	1Q'05		1Q'04	
Net Sales	50.6	100.0%	50.1	100.0%
COGS	(29.3)	-57.9%	(27.9)	-55.7%
Gross Profit	21.3	42.1%	22.2	44.3%

Amount:NT$ billion

	1Q'05		1Q'04		YOY
	Amount	%	Amount	%	%
Net Sales	55.65	100.0%	57.51	100.0%	-3%
COGS	(34.00)	-61.1%	(34.78)	-60.5%	-2%
Gross Profit	21.65	38.9%	22.73	39.5%	-5%
Operating Expense	(5.57)	-10.0%	(5.19)	-9.0%	7%
Operating Income	16.08	28.9%	17.54	30.5%	-8%
Net Non-operating Income	0.39	0.7%	0.09	0.2%	324%
Investment Income/(Loss)	(0.20)	-0.4%	0.80	1.4%	-
Income before Tax	16.27	29.2%	18.43	32.1%	-12%
Income Tax Credit	0.55	1.0%	0.35	0.6%	56%
Net Income	16.82	30.2%	18.79	32.7%	-10%
EPS (NT$)	0.72		0.80		-10%

TSMC IR
Apr. 26 P. 6
Empowering Innovation

Income Statement - YoY Comparison

Balance Sheet & Key Indices

(Amount: NT$ billion)

Selected Items from Balance Sheet	1Q'05 Amount	1Q'05 %	4Q'04 Amount	4Q'04 %	1Q'04 Amount	1Q'04 %
Total Assets	**480.7**	100%	**487.6**	100%	**421.0**	100%
Cash & S-T Investments	111.9	23%	118.5	24%	126.3	30%
Accounts Receivable - Trade	22.4	5%	27.2	6%	27.0	6%
Inventory	13.4	3%	14.2	3%	11.0	3%
Total Current Assets	**159.7**	33%	**173.7**	36%	**175.7**	42%
Accounts Payable	19.1	4%	40.8	8%	25.3	6%
Current Portion of Bonds Payable	10.5	2%	10.5	2%	5.0	1%
Accrued Liabilities and Others	8.3	2%	9.3	2%	7.8	2%
Total Current Liabilities	**37.9**	8%	**60.6**	12%	**38.1**	9%
Long-Term Debt	**19.5**	4%	**19.5**	4%	**30.0**	7%
Total Equity	**415.4**	86%	**399.0**	82%	**346.6**	82%
Key Indices						
A/R Turnover Days	42		45		42	
Inventory Turnover Days	42		41		36	
Current Ratio (x)	4.2		2.9		4.6	
Net Working Capital	121.9		113.0		137.6	

TSMC IR
Apr. 26 P. 7

Empowering Innovation

Balance Sheet & Key Indices

Cash Flows

Amount:NT$ billion	1Q'05 Amount	4Q'04 Amount	1Q'04 Amount
From Operation	**36.0**	**36.7**	**32.7**
- Net Profit	16.8	22.2	18.8
- Depreciation & Amortization	16.7	16.6	15.1
- Other Op Sources/(Uses)	2.5	(2.1)	(1.2)
From Investment	**(41.3)**	**(44.4)**	**(23.9)**
- Capital Expenditure	(38.2)	(20.5)	(16.4)
- S-T Investment	1.3	(6.9)	(7.3)
- L-T Investment	(4.3)	(17.0)	(0.2)
- Other Investing Sources/(Uses)	(0.2)	(0.0)	(0.1)
From Financing	**(0.0)**	**(5.1)**	**(0.6)**
- Increase in Treasury Stocks	0.0	0.0	(0.5)
- Repayment of Corporate Bonds	0.0	(5.0)	-
- Other Financing Sources/(Uses)	(0.0)	(0.1)	(0.1)

TSMC IR
Apr. 26 P. 8
Empowering Innovation

Cash Flows

Capital Expenditures

CapEx (in US$ million)	1Q05
TSMC	1,210
TSMC (Shanghai)	97
WaferTech	1
Total	**1,308**

TSMC IR
Apr. 26 P. 9
Empowering Innovation

Capital Expenditures 2005 CapEx is expected to remain in the range of US$2.5 -2.7 billion

Sales Breakdown by Technology

0.50u+
0.35u
0.25u
0.15/0.18u
0.13u-
100%
75%
50%
25%
0%
1Q04
2Q04
3Q04
4Q04
1Q05
20
44
18
11
7
25
42
15
10
8
30
38
14
10
8
36
34
14
9
7
45
31
12
6
6

TSMC IR
Apr. 26 P. 10
Empowering Innovation

Sales Breakdown by Technology

Sales Breakdown by Application

Computer
Comm.
Consumer
Memory
Others
100%
75%
50%
25%
0%
1Q04
2Q04
3Q04
4Q04
1Q05
32
45
17
2
4
27
45
22
1
5
31
42
20
2
5
35
41
16
2
6
34
41
17
2
6

TSMC IR
Apr. 26 P. 11

Empowering Innovation

Sales Breakdown by Application

Sales Breakdown by Geography

N. America
Asia
Europe
Japan
100%
75%
50%
25%
0%
6
7
13
74
8
7
12
73
7
7
11
75
8
7
10
75
7
6
8
79
1Q04
2Q04
3Q04
4Q04
1Q05

TSMC IR
Apr. 26 P. 12

Empowering Innovation

Note: This chart does not reflect the actual shipment destination of sales. Sales Breakdown by Geography

Sales Breakdown by Customer

Fabless
IDM
System
100%
75%
50%
25%
0%
1
30
69
1
31
68
0
31
69
1
33
66
1
31
68
1Q04
2Q04
3Q04
4Q04
1Q05

TSMC IR
Apr. 26 P. 13
Empowering Innovation

Sales Breakdown by Customer

Fab Utilization and ASP Trend

Blended ASP per 8" eq. wafer (US$)
1,800
1,200
600
0
Out Utilization Rate
110%
100%
90%
80%
70%
60%
50%
40%
30%
20%
10%
0%
87%
102%
92%
104%
108%
101%
107%
105%
70%
44%
41%
50%
67%
85%
79%
61%
69%
88%
98%
101%
105%
106%
103%
88%
78%
1Q99
1Q00
1Q01
1Q02
1Q03
1Q04
1Q05
Utilization
ASP

TSMC IR
Apr. 26 P. 14

Empowering Innovation

Fab Utilization and ASP Trend

Note: 1 Figures represent number of 6" wafers. Conversion to 8"-equivalent wafers is by dividing this number by 1.78. 2 Figures represent number of 12" wafers. Conversion to 8"-equivalent wafers is by multiplying this number by 2.25. Installed Capacity by Fab

Recap of Recent Major Events TSMC Board of Directors Proposes NT$2.0 Cash Dividend and 5% Stock Dividend for 2004 Profit Distribution ( 2005/02/22 ) TSMC Appoints Mr. Jason Chen as Vice President of Corporate Development ( 2005/02/12 ) TSMC Unveils 90 Nanometer Libraries to Support NexsysSM 90nm Production ( 2005/02/01 ) TSMC Reaches Settlement with SMIC ( 2005/01/30 ) TSMC Helps Altera Deliver World's Highest-Density, Highest-Performance FPGA Produced with 90nm Process Technology ( 2005/01/21 ) * Please visit TSMC's Web site (http://www.tsmc.com) for details and other announcements. * Starting from 1Q05, TSMC will post quarterly consolidated financial statements, in addition to the unconsolidated financial statements, on our web site.

2Q'05 Guidance Wafer shipments to increase by a mid to high single digit percentage point sequentially; Overall utilization rate to be about 80%; Gross profit margin to be in the range of 38% to 40%; ASP to decline by a middle single digit percentage point sequentially.

http://www.tsmc.com
invest@tsmc.com

TSMC IR
Apr 26, 2005
Empowering Innovation

http://www.tsmc.com invest@tsmc.com

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Taiwan Semiconductor Manufacturing Company Ltd.

Date: April 26, 2005	By	/s/ Lora Ho
Lora Ho
Vice President & Chief Financial Officer